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                             LARGEST INDIVIDUAL SHAREHOLDER OF
                         INNOVATIVE VALVE TECHNOLOGIES
                       CALLS FOR SHAREHOLDERS TO REFRAIN
              FROM TENDERING SHARES UNDER FLOWSERVE'S TENDER OFFER

CONTACT:  -  ROBERT ALPERT - (713) 336-4745

PRESS RELEASE

HOUSTON, TEXAS---November 20, 1999. Robert Alpert, the largest individual shareholder of Innovative Valve Technologies, Inc. ("Invatec") (NASDAQ:
IVTC.OB), announced today that he intends to refrain from tendering his shares in response to Flowserve Corporation's ("Flowserve") (NYSE: FLS) recently announced tender offer to purchase Invatec until more adequate information is available to assess the fairness of the tender. Mr. Alpert owns or controls 1,269,000, or approximately 13%, of Invatec's outstanding shares.

Mr. Alpert stated that he met with the Board of Invatec on November 18 and requested access to the same due diligence materials previously furnished to Flowserve in order to consider a proposal to acquire the Company. The Board initially responded that it would "consider" Alpert's request, but has since refused to provide any additional materials or any assurance that he would receive them. Alpert also asked the Board not to approve any agreements that contained a "break-up" fee or similar arrangement for a period of ten business days in order that the Board could consider a competing offer without paying a penalty, a request that has apparently also been denied. Alpert stated that all he wanted was the "opportunity to compete on a level playing field."

Following Alpert's meeting with the Board, Invatec announced an agreement for the acquisition of Invatec by Flowserve through a tender offer at a price of $1.62 per share. Given the lack of information available to assess the offer, Alpert will refrain from tendering his shares until more adequate information is released.

Alpert stated "The Flowserve offer is an insignificant premium over Invatec's current price in a thinly-traded market; thus, the $1.62 price offered by Flowserve is appears quite inadequate. I encourage the Board of Invatec to respond to my requests for information. In the meantime, I recommend that shareholders refrain from tendering their Invatec shares in response to Flowserve's offer." END